PIKE ELECTRIC CORPORATION, P.O. BOX 868, 100 PIKE WAY, MOUNT AIRY, NC 27030   TELEPHONE: 336 789-2171
September 15, 2009
VIA EDGAR AND
FAX NO. (703) 813-6968
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Edward M. Kelly, Esq.

Re:	Pike Electric Corporation Registration Statement on Form S-3 (File No. 333-160618)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request that the Company’s Registration Statement on Form S-3 (File No. 333-160618), as amended by Amendment No. 1 thereto, be declared effective at 5:00 p.m., Eastern Time, on Thursday, September 17, 2009, or as soon thereafter as is practicable.
     In connection with the foregoing request, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please consider this request for acceleration of the effective date of the registration statement as confirmation that we are aware of our obligations and responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Securities and Exchange Commission
September 15, 2009

     Should you have any questions with respect to this matter, please call either Sean M. Jones at (704) 331-7406 or James R. Wyche at (704) 331-7558.

Very truly yours,

PIKE ELECTRIC CORPORATION

		By:	/s/ James R. Fox

James R. Fox General Counsel, Corporate Secretary & Vice President of Risk Management

cc:	Sean M. Jones, Esq. (K&L Gates LLP) James R. Wyche, Esq. (K&L Gates LLP)